UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

1 Yahadut Canada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

CONTENTS

Publication of Shelf Prospectus for Potential Offerings of Securities

On September 21, 2022, Formula Systems (1985) Ltd. (“Formula”) published a final-form shelf prospectus with the Tel Aviv Stock Exchange (the “TASE”) and the Israel Securities Authority (the “ISA”). Pursuant to the shelf prospectus, Formula may offer from time-to-time an indeterminate number of ordinary shares, nonconvertible debt securities, convertible debt securities, warrants, options to purchase debt securities and short-term (one-year term) tradable notes, or any combination of those securities. Any offering of these securities in the future will be made pursuant to a supplemental shelf offering report that will describe the terms of the securities being offered and the specific details of the offering.

No U.S. Offering

This Report of Foreign Private Issuer on Form 6-K is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”) or an exemption from the registration requirements thereunder. Any offering of securities pursuant to the shelf prospectus and any supplemental shelf offering report will be made only in Israel to residents of Israel, will not be registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: September 21, 2022	By:	/s/ Asaf Berenstin
Name: Asaf Berenstin
Title: Chief Financial Officer